Exhibit 4.4

InterCloud Systems, Inc.

1030 Broad Street, Suite 102

Shrewsbury, NJ 07702

(561) 988-1988

December 9, 2014

Gentlemen:

Reference is made to the Securities Purchase Agreement, dated as of October 8, 2014 (the “Agreement”), made and entered into by and between InterCloud Systems, Inc., a Delaware corporation (the “Company”) and 31 Group LLC (the “Investor”). Terms used herein and not otherwise defined shall have the meanings set forth in the Agreement. In connection with the transactions contemplated by the Agreement, the Company and Investor also entered into that certain Registration Rights Agreement, dated as of October 8, 2014 (the “RRA”). Pursuant to the Agreement, the Company issued the Investor a certain common stock purchase warrant, with a date of issuance of October 8, 2014 (the “Warrant”).

In consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, and intending to be legally bound, the parties hereto hereby agree as follows:

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1.             Section 1(a) of the Warrant shall be deleted and replaced in its entirety as follows:

       (a)          Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e)), this Warrant may be exercised by the Holder on any day on or after the Filing Deadline (as defined in the Registration Rights Agreement) (each an “Exercise Date”), in whole or in part, by delivery (whether via e-mail, facsimile or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant. Within one (1) Trading Day following an exercise of this Warrant as aforesaid, the Holder shall deliver payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Base Warrant Shares as to which this Warrant was so exercised (the “Aggregate Exercise Price”) in cash or via wire transfer of immediately available funds; provided, that, solely with respect to the initial exercise of this Warrant, this Warrant may not be exercised to the extent such Aggregate Exercise Price is less than the lesser of (x) $250,000, (y) the product of (A) the Exercise Price then in effect and (B) the Warrant Number then in effect and (z) the product of (A) the Exercise Price then in effect and (B) 4.99% of the Common Stock of the Company then outstanding. Upon any exercise of this Warrant, as an adjustment to the number of Common Shares (as defined in the Securities Purchase Agreement) issued pursuant to the Securities Purchase Agreement, in addition to the number of Base Warrant Shares as to which this Warrant was so exercised, the Company shall also issue to the Holder an additional number of fully paid and non-assessable shares of Common Stock equal to the Make-Whole Share Amount, if any, with respect to such exercise (the “Make-Whole Shares”). The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the Base Warrant Shares shall have the same effect as cancellation of the original of this Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Base Warrant Shares. Execution and delivery of an Exercise Notice for all of the then-remaining Base Warrant Shares shall have the same effect as cancellation of the original of this Warrant after delivery of the Warrant Shares issuable in such exercise in accordance with the terms hereof. On or before the first (1st) Trading Day following the date on which the Company has received an Exercise Notice, the Company shall transmit by e-mail or facsimile an acknowledgment of confirmation of receipt of such Exercise Notice, in the form attached hereto as Exhibit B, the Company’s transfer agent (the “Transfer Agent”). On or before the third (3rd) Trading Day following the date on which the Company has received such Exercise Notice, the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/ Withdrawal at Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the Holder or, at the Holder’s instruction pursuant to the Exercise Notice, the Holder’s agent or designee, in each case, sent by reputable overnight courier to the address as specified in the applicable Exercise Notice, a certificate, registered in the Company’s share register in the name of the Holder or its designee (as indicated in the applicable Exercise Notice), for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of an Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised (including the Base Warrant Shares and any related Make-Whole Shares, if any), irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares (as the case may be). If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Base Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Base Warrant Shares being acquired upon an exercise, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than three (3) Business Days after any exercise and at its own expense, issue and deliver to the Holder (or its designee) a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Base Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Base Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes and fees which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

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2.             Section 16(h) of the Warrant shall be deleted and replaced in its entirety as follows:

(h)           “Expiration Date” means the date that is the earlier of (i) the later of (x) the fifteenth (15th) Trading Day after the date a Registration Statement registering all of the Registrable Securities (as defined in the Registration Rights Agreement) is declared effective by the SEC, and (y) March 31, 2015 and (ii) such earlier date as set forth in a written agreement of the Company and the Holder, or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday; provided, that any such date shall be extended by three (3) Trading Days for each Trading Day in which the Closing Bid Price is less than the Floor Price (if any).

3.             Section 2(e) of the RRA shall be deleted and replaced in its entirety as follows:

(e)           Effect of Failure to File and Maintain Effectiveness of any Registration Statement. If (i) a Registration Statement covering the resale of all of the Registrable Securities required to be covered thereby (disregarding any reduction pursuant to Section 2(f)) and required to be filed by the Company pursuant to this Agreement is not filed with the SEC on or before the Filing Deadline for such Registration Statement (a “Filing Failure”) (it being understood that if the Company files a Registration Statement without affording each Investor and Legal Counsel the opportunity to review and comment on the same as required by Section 3(c) hereof, the Company shall be deemed to not have satisfied this clause (i) and such event shall be deemed to be a Filing Failure), (ii) other than during an Allowable Grace Period (as defined below), on any day after the Effective Date of a Registration Statement sales of all of the Registrable Securities required to be included on such Registration Statement (disregarding any reduction pursuant to Section 2(f)) cannot be made pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, a failure to disclose such information as is necessary for sales to be made pursuant to such Registration Statement, a suspension or delisting of (or a failure to timely list) the shares of Common Stock on the Principal Market (as defined in the Securities Purchase Agreement), or a failure to register a sufficient number of shares of Common Stock or by reason of a stop order) or the prospectus contained therein is not available for use for any reason (a “Maintenance Failure”), or (iii) if a Registration Statement is not effective for any reason or the prospectus contained therein is not available for use for any reason, the Company fails to file with the SEC any required reports under Section 13 or 15(d) of the 1934 Act such that it is not in compliance with Rule 144(c)(1) (or Rule 144(i)(2), if applicable) (a “Current Public Information Failure”) as a result of which any of the Investors are unable to sell Registrable Securities without restriction under Rule 144 (including, without limitation, volume restrictions), then, as partial relief for the damages to any holder by reason of any such delay in, or reduction of, its ability to sell the underlying shares of Common Stock (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each holder of Registrable Securities relating to such Registration Statement on each of the following dates an amount in cash equal to: (1) on the date of such Filing Failure, Maintenance Failure or Current Public Information Failure, as applicable, one percent (1%) of the aggregate Purchase Price (as such term is defined in the Securities Purchase Agreement) and (2) on every thirty (30) day anniversary of (I) a Filing Failure until such Filing Failure is cured; (II) a Maintenance Failure until such Maintenance Failure is cured; and (III) a Current Public Information Failure until the earlier of (i) the date such Current Public Information Failure is cured and (ii) such time that such public information is no longer required pursuant to Rule 144, two percent (2%) of the aggregate Purchase Price (in each case, prorated for periods totaling less than thirty (30) days). The payments to which a holder of Registrable Securities shall be entitled pursuant to this Section 2(e) are referred to herein as “Registration Delay Payments.” Following the initial Registration Delay Payment for any particular event or failure (which shall be paid on the date of such event or failure, as set forth above), without limiting the foregoing, if an event or failure giving rise to the Registration Delay Payments is cured prior to any thirty (30) day anniversary of such event or failure, then such Registration Delay Payment shall be made on the third (3rd) Business Day after such cure. In the event the Company fails to make Registration Delay Payments in a timely manner in accordance with the foregoing, such Registration Delay Payments shall bear interest at the rate of one percent (1%) per month (prorated for partial months) until paid in full. Notwithstanding the foregoing, no Registration Delay Payments shall be owed to an Investor (other than with respect to a Maintenance Failure resulting from a suspension or delisting of (or a failure to timely list) the shares of Common Stock on the Principal Market) with respect to any period during which all of such Investor’s Registrable Securities may be sold by such Investor without restriction under Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or, with respect to any Investor, to the extent the Company has previously paid to such Investor an aggregate of Registration Delay Payments in excess of ten percent (10%) the aggregate Purchase Price of such Investor.

Except as amended by this letter agreement, the Agreement, RRA and Warrant shall otherwise remain in full force and effect and the parties hereby jointly and individually, ratify and reaffirm the terms, covenants, representations, warranties and conditions thereof.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return this letter agreement, whereupon it will become a binding agreement between the parties to the Agreement in accordance with its terms.

Very truly yours, INTERCLOUD SYSTEMS, INC.

By:	/s/ Daniel Sullivan
Name: Daniel Sullivan Title: Chief Accounting Officer

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Accepted and Agreed to this

9th day of December, 2014.

31 GROUP, LLC

By:	/s/ Ari Sason
Name: Ari Sason Title: Member